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Exhibit (a)(5)(iii)

Microcell's response to TELUS' takeover bid

Hello everyone,

Microcell's Board of Directors has made public its recommendation to security holders not to tender their securities (shares and warrants) in accordance with the offers issued by TELUS on Monday May 17. The news release presents the key factors that support this decision and outlines the next steps in the process.

In the Q&A, we provide most of the relevant information we can share at this time while trying to make it easier to understand. However, I would like to discuss the full strategic review, whose purpose is to determine how best to optimize the Company's value.

The full strategic review	Excerpt from the news release

The goal of this review is clear: to maximize the Company's value for all security holders. The review serves to seek out all possible alternatives. This in no way changes our business plan, its implementation, or our commercial and operating activities, which we must continue to carry out with the degree of excellence for which we are known. More specifically, we are going ahead with the deployment of City Fido in Toronto and preparing our market offers for the summer and back-to-school periods, using the same approach that has always brought us success: offer our customers highly competitive products and services that meet their needs and stand apart from those of our competitors.
In response to the Offers, the Board has initiated a full strategic review in order to determine the best way to maximize value for all security holders and intends to use the time provided by Microcell's shareholder rights plan to actively pursue all its alternatives. The Board has directed its financial advisors to contact TELUS and a number of other parties in order to evaluate all strategic and financial alternatives available to the Company. This process may result in a sale of the Company to TELUS, the sale to another third party, an equity investment into the Company by a strategic or financial investor, the separation of certain assets of the Company or some combination of these alternatives. There can be no assurance that this process will lead to any transaction.

The search for alternatives

The Board of Directors has mandated its financial advisors to contact a number of parties, including TELUS, with a view to finding and evaluating all other alternatives so as to maximize Microcell's value. Other parties have indicated their interest in pursuing discussions that could result in competing bids or other transactions. There are many varied possibilities, each of which would have a markedly different outcome. At this moment, it is still much too early to choose any particular scenario: either Microcell could be taken over by a competitor, or the final outcome could allow Microcell to carry on as an independent company.

The weeks ahead

  Some of you have shared concerns with your coaches about the uncertainty that comes with a situation like this one. All our human resources policies remain in full effect. There are no organizational changes expected related to this situation and we are pursuing recruiting efforts to fill any vacant positions.

  As in the past, we think it is important to be transparent with employees. We will update you as quickly and as fully as possible of any fresh developments.

Our top priority: our customers

We all have a crucial role to play right now: to make sure that our existing customers, as well as those who join Fido every day, are satisfied. As employees, it is in our best interest, and in that of our shareholders, to maintain a high level of satisfaction with Fido services among customers. This is the only and most important way we can contribute to reaching the best possible conclusion in this new chapter of Microcell's history.

Your efforts and confidence are much appreciated.

Alain Rhéaume
President and Chief Operating Officer
Microcell Solutions Inc.

Q&A
Microcell's response to TELUS' takeover bid

Q1.	What responsibility does the Board of Directors play under such circumstances?
A1.
The Board of Directors must act honestly, in good faith, and in Microcell's best interest. The Board must also exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. For this reason, the Board has retained the services of financial and legal advisors to ensure that it has the necessary expertise to assume this responsibility.
Q2.	The Board of Directors has recommended that shareholders not accept TELUS' offer. Are shareholders bound by this recommendation?
A2.	Shareholders may choose to follow this recommendation or not. The recommendation reflects the Board's position at this time.
Q3.	Why has the Board of Directors asked its financial advisors to contact TELUS?
A3.
The Board of Directors is responsible for ensuring that all possible alternatives are examined. These alternatives include holding discussions with TELUS, which may lead to an improvement on the current offer. This is part of the various alternatives that must be evaluated based on their merits.
Q4.	What is TELUS' offer?
A4.
TELUS is offering to buy 100% of Microcell's outstanding shares, for $29 per share, and the Warrants 2005 and Warrants 2008 for $9.67 and $8.89 respectively, paid in cash. The offer is subject to a certain number of conditions, the main one being to the issuance of a "No Action" letter by the Commissioner of Competition and relief from Industry Canada's policy with respect to Spectrum Cap limitations. If the conditions to the Offers are not met or waived by TELUS, then TELUS would be under no obligation to take up and pay for the securities under its offers.
Q5.	Why is TELUS' offer considered unsolicited?
A5.	TELUS' decision to attempt to buy Microcell is unilateral. Microcell's management did not take any steps to obtain this takeover bid from TELUS, and this option was never discussed beforehand.
Q6.	Why have certain newspapers called the bid "hostile"?
A6.	This is an editorial choice. In reality, the bid is unsolicited, and Microcell's Board of Directors does not consider it hostile and is evaluating it on its own merits.
Q7.	Why did TELUS choose to make this offer now?
A7.	Since the bid is unsolicited and the Company did not have prior discussions with TELUS, we cannot say what their motive for acting now is.

Q8.	Has TELUS announced its intentions with respect to Microcell's future?
A8.
In its take over bid circular, TELUS stated its intention "to conduct a review of Microcell's operations and business strategy with a view to determining how best to combine Microcell's operations with those of TELUS Mobility in order to maximize synergies and optimize operational effectiveness. While its plans in this regard have not yet been finalized, Telus currently expects to migrate Microcell's GSM network to a single PCS/CDMA network over time, thereby providing the acquired Microcell subscribers with broader network coverage, more extensive service offerings and greater flexibility than currently offered by Microcell, in the view of TELUS."

Q9.	In its news release, the Board of Directors mentions various alternatives that will be considered. What exactly does that mean?	This process may result in a sale of the Company to TELUS, the sale to another third party, an equity investment into the Company by a strategic or financial investor, the separation of certain assets of the Company or some combination of these alternatives. There can be no assurance that this process will lead to any transaction.

A9.	This paragraph provides an overview of the alternatives.
The competitors
In addition to TELUS, our other competitors may show an interest and make a better offer.
Strategic investors

Other companies in the telecommunications sector may find this a good opportunity to add Microcell to their investments, allowing them to offer their customers more integrated products. This group includes, for example, cable operators, companies from the media sector, and foreign wireless operators.
Financial investors
This group includes public and private investment funds and private financial holdings with significant liquidity.
Equity investment, separation of assets and other solutions

In each of the cases mentioned above, the transaction could take several forms: the complete purchase or acquisition of a major block of the Company's shares, a partnership agreement, the sale of certain assets. The combinations are almost limitless and it is much too early to attempt to predict the final outcome of this process.
No transaction

The withdrawal or rejection of the offers, regulatory authorities' refusal to approve the transaction, or the inability to reach an agreement that is satisfactory to all parties concerned could lead to a situation, in any of these scenarios, where no transaction would take place and Microcell would continue to operate as an independent company, as it does today.

It is important to remember that, over the past 10 years, only 1/3 of unsolicited takeover bids resulted in a sale being concluded with the party that made the offer.
Q10.	The news release refers to the interest that certain companies/parties have already shown. Who are they?
A10.	For reasons of confidentiality, and in the best interest of Microcell, we are unable to disclose the names of the companies that have demonstrated an interest.
Q11.	How do you explain the fact that Microcell's shares are trading at over $29 since the TELUS announcement?
A11.
Over 11 million shares have been traded at more than $29 since the announcement of Telus' bid. This could be a sign that that market investors believe the process currently underway will show that the Company's actual value is greater than TELUS' offer.
Impact on employees
Q12.	How will this process affect employment conditions?
A12.
It is much too early to make any statement on this matter. The outcome of the process now underway will determine if there is to be any impact on employees and their employment conditions. For the time being, we want to emphasize that all our human resources management policies remain unchanged. We will discuss any potential impact on PACT, the stock option plan, the long-term bonus and other employment conditions as soon as possible.

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  Exhibit (a)(5)(iii)